Exhibit 4. Organizational Structure

Exhibit 4-1: Organization Chart

(Effective April 1, 2017)


General Meeting of Shareholders
Board of Corporate Auditors
Board of Directors
Supervisory Committee
Personnel Council
President
Managing Directors Meeting
Directors and General Managers Meeting
Internal Audit Division
Credit Rating Council
Chief Compliance Officer
Rating Criteria Committee
Compliance Management Division
Rating Committee
Rating Planning Department
Rating Administration Department
Financial Institution Rating Department
Public Sector Rating Division
Corporate Rating Department
Medical & Educational Institution Rating Division
SME Rating Division
Structured Finance Dept.
Project & Asset Finance Dept.
International Dept.
Information Services Dept.
Translation Division
Relationship Management Dept.
Corporate Management & Planning Dept.
Financial Technology Division
Research Division

JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-2: Organization/ Responsibilities

Department/ Division	Area of Responsibility	Head of Department/ Division/ Group
Internal Audit Division	Internal audit for all departments, divisions and groups of the company	Division Manager/ Seiichiro Uji
Compliance Management Division	Assistance to the Chief Compliance Officer	Division Manager/Atsuko Kajiwara
Rating Planning Department	Formulation of basic policies and other policies related to overall rating operations, Formulation of methods, standards, and other items related to various ratings	General Manager/ Yoshinori Namioka
Rating Administration Department	Providing administrative services to rating-related Committees and rating operations	General Manager/ Kenji Sumitani
Financial Institution Rating Department	Rating operations on financial institutions, Research and study on the financial industry: Management of Public Sector Group	General Manager/ Shozo Matsumura
Public Sector Rating Division	Rating operations on the public sector, Research and studies on the public sector	Division Manager/ Atsushi Kato
Corporate Rating Department	Rating operations for residents (mainly manufacturing and non-manufacturing)	General Manager/ Takuro Shimada
Medical & Educational Institution Rating Division	Rating operations on medical and educational institutions	Divison Manager/ Shigenobu Tonomura
SME Rating Division	Rating operations on small and medium sized enterprises (SMEs)	Division Manager/ Hiroyuki Chikusa
Structured Finance Department	Rating operations for structured finance products Research and study on the structured finance products	General Manager/ Shigeo Sugiyama
Project & Asset Finance Department	Rating operations for project finance, asset finance, syndicated loan, etc. Resarch and and study on the project fiannce, etc.	General Manager/ Fumihiro Honda
International Department	Rating operations for non-resident entities	General Manager/ Atsushi Masuda
Information Services Department	Providing rating information, planning, editing, publication, and selling of published matters issued by the Company,	General Manager/ Shoji Yamamoto
Translation Division	English translation of published matters and in-house documents	Division Manager/ Shoji Yamamoto
Relationship Management Department	Promotion of rating business for specific bonds and other bonds, Promotion of business, such as consignment research and studies and other items, Planning related to fees and handling charges, such as rating fees and others	General Manager/ Yusuke Harada
Corporate Management & PlanningDepartment	Planning and negotiations related to public relations, Items related to employment, payroll, and welfare, Items related to budget, account settlement, and accounting Items related education and training of employees	General Manager/ Shuzo Hagiwara
Financial Technology Division	Planning of items related to systems for rating	Division Manager/ Hiroyuki Ikeuchi
Research Division	Research and study on politic, economic and financial situation in and outside Japan	Division Manager/ Koichi Tajima

(as ofApril 1, 2017)

JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-3:
Directors' Areas/Departments of Responsibilities

Director	Areas/Departments of Responsibilities
Shokichi Takagi President	Overall
Takashi Kanasaki Senior Managing Director	Rating Departments Rating Planning Department Corporate Rating Department Matters directly requested from the President
Yoichiro Yokoyama Director	Rating Administration Division Financial Institution Rating Department Structured Finance Department Project & Asset Finance Department International Department Matters directly requested from the President
Haruki Iinuma Director	Outside Director
Shigeo Kusuoka Director	Outside Director
Kiichiro Masui Director	Outside Director

Executive Officers' Areas/Departments of Responsibilities

Executive Officer	Areas/Departments of Responsibilities
Shuzo Hagiwara Senior Executive Officer	Information Services Department Corporate Management & Planning Department Matters directly requested from the President
Yusuke Harada Senior Executive Officer	Relationship Management Department Matters directly requested from the President
Takuro Shimada Senior Executive Officer	Corporate Rating Department Matters directly requested from the President
Shozo Matsumura Executive Officer	Financial Institution Rating Department Matters directly requested from the President

(As of April 1, 2017)

JCR does not register the class of asset backed securities as a NRSRO ratings.